Daniel V. Gulino Senior Vice President And General Counsel

April 2, 2007

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Ridgewood Energy K Fund, LLC

Ridgewood Energy L Fund, LLC

Ridgewood Energy M Fund, LLC

File Nos. 0-51266, 0-51267, 0-51268,

respectively

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy K Fund, LLC (the “K Fund”), Ridgewood Energy L Fund, LLC (the “L Fund”) and Ridgewood Energy M Fund, LLC (the “M Fund”), submits this response to the May 30, 2006 comment letter from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced amended filings (the “Comment Letter”).

Ridgewood apologizes to the Commission for the lateness of this response. As the Commission has been advised by the Funds’ outside counsel, Day Pitney, the Funds retained Deloitte and Touche LLP (“Deloitte”) as their independent auditor and for reasons previously disclosed to the Commission and on EDGAR, Deloitte was required to re-audit the Funds’ financial statements and the Funds’ were required to re-file certain periodic reports before the Funds’ could respond to the Comment Letter and file Amended Registration Statements.

Moreover, as the Commission is aware, the Funds’ outside counsel, Day Pitney, has discussed with and written letter to the Commission regarding the nature of the Funds’ response to the Comment Letter. As stated in the Funds’ March 2, 2007 letter:

It is the intention of each of the Funds to file its 2006 Form 10-K promptly after the audit of its financial statements for the year ended December 31, 2006 is completed. As soon as practicable thereafter, each Fund would file a Form 10/A Amended Registration Statement in which it would incorporate such Fund’s 2006 Form 10-K by reference.

947 Linwood Avenue • Ridgewood, NJ 07450 • T (201)447-9000 • F (201)447-0474

H. Roger Schwall

The Annual Reports on Form 10-K for the year ended December 31, 2006 for the K Fund and L Fund have been filed on March 30, 2007. The Annual Report on Form 10-K for the year ended December 31, 2006 for the M Fund will be filed as soon as practicable. As disclosed to the Commission, the Forms 10/A to be filed by the Funds will incorporate by reference the Funds’ Annual Reports on Form 10-K for the year ended December 31, 2006. This letter was filed on EDGAR on April 2, 2007.

We provide the following response to the Commission’s Comment 1:

General

1)            Commission Comment:         We note that your amended filing did not include revisions to the auditors’ report or present the statement of cash flows as restated in connection with the error correction regarding your cash flows used in operating and investing activities. As previously requested, please amend your filing. Although we note your response in your letter dated January 20, 2006 acknowledging our view and which provides your conclusion that a correction to the cash flow presentation was necessary, we presumed that your latest amendment would include these revisions along with the applicable restated quarterly filings. Please call us at your earliest availability.

Ridgewood Response:              After discussion with Commission staff, the Funds discovered that they had inadvertently failed to properly identify the Statement of Cash Flows as “restated.” The Staff indicated that we could correct the problem by re-filing the financial information with the appropriate notation, along with reconciling footnotes and appropriate revisions to the auditor’s report. However, prior to the Funds doing as suggested, it was required, for reasons disclosed by the Funds in previously filed Current Reports on Form 8-K, to dismiss its then independent auditor and retain Deloitte.

Deloitte was required to re-audit all of the Funds’ financial statements from inception. Deloitte completed their re-audits and as a result, the Funds have filed Annual Report on Form 10K/A for the year ended December 31, 2005. The Funds 2005 Forms 10K/A each include financial information as restated, with appropriate reconciling footnotes. As a result of the re-audits of the Funds’ financial statements and the amended filings made by the Funds, we believe we have addressed the Commission’s comment. The Funds’ Annual Reports on Form 10-K for the year ended December 31, 2006 will not contain any references to restated numbers for the year ended December 31, 2005 as such amounts were already restated in the Funds’ Annual Reports on Form 10K/A for the year ended December 31, 2005.

Attached as Exhibit A is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC

H. Roger Schwall

from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.

Att.

WRITTEN STATEMENT OF

RIDGEWOOD ENERGY K FUND, LLC and

RIDGEWOOD ENERGY L FUND, LLC

               In connection with the response of Ridgewood Energy K Fund, LLC and Ridgewood Energy L Fund,
LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated May 30, 2006, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.

•

Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Acknowledged this 2nd day of April, 2007.